Exhibit 99.1

ASX Announcement	31 January 2018

ASX Code: SEA

32 Greenhill Road, Wayville, South Australia 5034 ACN112 202 883 Telephone: +61 8 8363 0388 Facsimile: +61 8 8132 0766 www.sundanceenergy.com.au Sundance Energy Australia Limited ABN 76 112 202 883

FOR IMMEDIATE RELEASE

General Manager
The Company Announcements Office
Australian Securities Exchange

SUNDANCE ENERGY AUSTRALIA LIMITED
QUARTERLY ACTIVITIES REPORT

Sundance is pleased to announce that it met its exit, Q4 and full year 2017 production guidance.  The Company produced approximately 8,500 Boe/d (net) during the fourth quarter 2017, with an exit rate of approximately 9,000 Boe/d (net).  Full year production averaged approximately 7,850 Boe/d (net), a 21% increase compared to 6,470 Boe/d of production in 2016.  During the fourth quarter, the Company brought three new wells into production in McMullen County and one new well in Atascosa County.

Net production for the fourth quarter increased 4% to 779,298 Boe, as compared to net production of 750,803 Boe for the same quarter in 2016.  The average estimated fourth quarter price received per barrel of oil was $52.83 and averaged $39.42 per Boe for all products.

During the quarter the Company completed 4 gross (3.8 net) with a total lateral length of 26,697’, concluding a successful 14 well 2017 completion program.  Recent initial production rates achieved are as follows:

Well Name	County	SEA Working Interest	SEA Net Revenue Interest	Completed Lateral Length	% Oil*	Peak 24-Hour (boe/d)	30-Day (boe/d)	60-Day (boe/d)	90-Day (boe/d)
Paloma Ranch EFS 1H	McMullen	97%	72%	8,968	62%	1,299	431	745	783
Peeler Ranch EFS 15H	Atascosa	100%	75%	5,310	81%	2,158	1,025	955	NA
Shannon EFS 6UH	McMullen	92%	69%	6,079	91%	424	229	211	NA
Shannon EFS 7UH	McMullen	92%	69%	6,340	88%	631	214	243	NA

*Based on the longest IP period

The Sundance Peeler EFS 15H well has performed at or above Sundance expectations, flowing naturally.  This well is expected to continue on production with a managed choke program in place until early April 2018.  The Paloma Ranch EFS 1H well came on production on 24 October 2017 and has performed well.  The well has produced more than 45,000 bbls to date and nearly 200 mmcf of natural gas.   This well continues to perform well under a 34/64” choke.

1

Initial production results from the Shannon EFS 6UH and 7UH wells have been lower than anticipated.  To address this, the Company is evaluating various artificial lift choices to improve ultimate recovery.  Technical evaluation indicates sufficient pressure and wellbore refill to warrant the installation of artificial lift.

Also, during the fourth quarter, the borrowing base on the Company’s revolving credit facility with Morgan Stanley, was reaffirmed at $67 million.  In late 2017, the Company added 297,000 bbls of oil hedges with an average price of $55.97, bringing the Company’s total hedged position to 2,227,060 bbls covering 2018 — 2020, as shown in the table below:

	Oil Derivative Contracts			Gas Derivative Contracts
	Weighted Average			Weighted Average
Year	Units (Bbls)	Floor	Ceiling	Units (Mcf)	Floor	Ceiling
2018	1,291,060	$50.90	$55.35	2,106,000	$2.92	$3.24
2019	828,000	$50.56	$53.49	1,212,000	$2.78	$3.47
2020	108,000	$47.05	$52.50	216,000	$2.54	$2.93
Total	2,227,060	$50.59	$54.52	3,534,000	$2.85	$3.30

The Company expects to release its annual Reserve Update in February and its Annual Report in late March.

For more information, please contact:

United States	Australia
Eric McCrady, Managing Director	Mike Hannell, Chairman
Tel: +1 (303) 543 5703	Tel: +61 8 8363 0388

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (“Sundance” or the “Company”) is an Australian-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA. The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford. A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.net

Summary Information

The following disclaimer applies to this document and any information contained in it. The information in this release is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s periodic and continuous disclosure announcements lodged with ASX Limited that are available at www.asx.com.au and Sundance’s filings with the Securities and Exchange Commission available at www.sec.gov.

Forward Looking Statements

This release may contain forward-looking statements. These statements relate to the Company’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

These forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this release and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. These include, but are not limited to, risks or uncertainties associated with the discovery and development of oil and natural gas reserves, cash flows and liquidity, business and financial strategy, budget, projections and operating results, oil and natural gas prices, amount, nature and timing of capital expenditures, including future development costs, availability and terms of capital and general economic and business conditions. Given these uncertainties, no one should place undue reliance on any forward-looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf.  Although every effort has been made to ensure this release sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

2

Appendix 5B

Mining exploration entity and oil and gas exploration entity quarterly report

+Rule 5.5

Appendix 5B

Mining exploration entity and oil and gas exploration entity quarterly report

Introduced 01/07/96 Origin Appendix 8  Amended 01/07/97, 01/07/98, 30/09/01, 01/06/10, 17/12/10, 01/05/13, 01/09/16

Name of entity
Sundance Energy Australia Limited

ABN	Quarter ended (“current quarter”)
76 112 202 883	31 December 2017

Consolidated statement of cash flows

			Year to date
		Current quarter	(12 months)
		$US’000	$US’000
1.	Cash flows from operating activities	30,125	112,606
1.1	Receipts from customers
1.2	Payments for	(287)	(8,823)
	(a) exploration & evaluation
	(b) development	(7,878)	(95,783)
	(c) production	(6,179)	(23,848)
	(d) staff costs	(1,957)	(7,746)
	(e) administration and corporate costs	(3,165)	(10,835)
1.3	Dividends received (see note 3)
1.4	Interest received
1.5	Interest and other costs of finance paid	(1,151)	(13,652)
1.6	Income taxes refunded, net	88	3,999
1.7	Research and development refunds
1.8	Other (derivatives)	(762)	(1,676)
1.9	Net cash from / (used in) operating activities	8,834	(45,758)

(1) The Company made its fourth quarter interest payment on its term loan in January 2018.

2.	Cash flows from investing activities
2.1	Payments to acquire:
	(a) property, plant and equipment
	(b) tenements (see item 10)
	(c) investments
	(d) other non-current assets	(84)	(657)

+ See chapter 19 for defined terms

1 September 2016

Consolidated statement of cash flows

			Year to date
		Current quarter	(12 months)
		$US’000	$US’000
2.2	Proceeds from the disposal of:
	(a) property, plant and equipment
	(b) tenements (see item 10)	929	15,283
	(c) investments
	(d) other non-current assets	nil	19
2.3	Cash flows from loans to other entities
2.4	Dividends received (see note 3)
2.5	Other (provide details if material)(2)	1,000	1,000
2.6	Net cash from / (used in) investing activities	1,845	15,645

(2) Escrow settlement from 2014 disposition.

3.	Cash flows from financing activities
3.1	Proceeds from issues of shares
3.2	Proceeds from issue of convertible notes
3.3	Proceeds from exercise of share options
3.4	Transaction costs related to issues of shares, convertible notes or options
3.5	Proceeds from borrowings	500	250
3.6	Repayment of borrowings
3.7	Transaction costs related to loans and borrowings
3.8	Dividends paid
3.9	Other (provide details if material) (3)	(11,806)	18,194
3.10	Net cash from / (used in) financing activities	(11,306)	18,444

(3) The Company entered into a revenue advance agreement with its oil purchaser under which the purchaser advanced the Company $30 million in the third quarter 2017. The Company began repaying the advance in October 2017 at a rate of $20 per gross barrel of oil produced (rate changes to $25 per gross barrel beginning in January 2018 through complete repayment of revenue advance). As at 31 December 2017, the Company had repaid cash of $11.8 million.

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	6,377	17,463
4.2	Net cash from / (used in) operating activities (item 1.9 above)	8,834	(45,758)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	1,845	15,645
4.4	Net cash from / (used in) financing activities (item 3.10 above)	(11,306)	18,444

+ See chapter 19 for defined terms

1 September 2016

Consolidated statement of cash flows

			Year to date
		Current quarter	(12 months)
		$US’000	$US’000
4.5	Effect of movement in exchange rates on cash held	11	(33)
4.6	Cash and cash equivalents at end of period	5,761	5,761

		Current quarter $US’000	Previous quarter $US’000
5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts
5.1	Bank balances	5,761	6,377
5.2	Call deposits
5.3	Bank overdrafts
5.4	Other (provide details)
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	5,761	6,377

Current quarter $US’000
6.	Payments to directors of the entity and their associates
6.1	Aggregate amount of payments to these parties included in item 1.2	209
6.2	Aggregate amount of cash flow from loans to these parties included in item 2.3
6.3	Include below any explanation necessary to understand the transactions included in items 6.1 and 6.2

6.1 Includes cash payments for salaries and fees paid to directors during the quarter.

Current quarter $US’000
7.	Payments to related entities of the entity and their associates
7.1	Aggregate amount of payments to these parties included in item 1.2	NIL
7.2	Aggregate amount of cash flow from loans to these parties included in item 2.3
7.3	Include below any explanation necessary to understand the transactions included in items 7.1 and 7.2

+ See chapter 19 for defined terms

1 September 2016

		Total facility amount at quarter end $US’000	Amount drawn at quarter end $US’000
8.	Financing facilities available Add notes as necessary for an understanding of the position
8.1	Loan facilities (1)	192,000	192,000
8.2	Credit standby arrangements	—	—
8.3	Other (please specify) (2)	18,194	18,194
8.4

Include below a description of each facility above, including the lender, interest rate and whether it is secured or unsecured. If any additional facilities have been entered into or are proposed to be entered into after quarter end, include details of those facilities as well.

(1)         Morgan Stanley credit facility comprised of a $67 million revolving facility ($67 million drawn) and $125 million term loan ($125 million drawn). The interest rate on the credit facility ranged from 4.2%-8.3% for the quarter.  The loans are secured by the Company’s oil and gas properties.

(2)         The Company entered into a revenue advance agreement with its oil purchaser, under which the purchaser advanced the Company $30 million in the third quarter 2017.  The Company began repaying the advance in October 2017 at a rate of $20 per gross barrel of oil produced ($25 per gross barrel beginning in January 2018 through complete repayment of revenue advance).  The advance bears interest at a rate of 10%.

		$US’000
9.	Estimated cash outflows for next quarter
9.1	Exploration and evaluation
9.2	Development	2,700
9.3	Production	6,200
9.4	Staff costs	2,000
9.5	Administration and corporate costs	4,400
9.6	Other (provide details if material) (1)	18,700
9.7	Total estimated cash outflows	34,000

(1) Other includes repayment of the revenue advanced by its oil purchaser of $14.7 million, U.S. federal tax withholding payments of $2.3 million and payments of derivative settlements of $1.7 million.

		Tenement reference and location	Nature of interest	Interest at beginning of quarter	Interest at end of quarter
10.	Changes in tenements (items 2.1(b) and 2.2(b) above)
10.1	Interests in mining tenements and petroleum tenements lapsed, relinquished or reduced	Eagle Ford	Non-core expirations and minor true-ups (1)	45,369	45,250
10.2	Interests in mining tenements and petroleum tenements acquired or increased

(1) Subsequent to quarter end, the Company allowed a non-core acreage block of 9,126 acres to expire.

+ See chapter 19 for defined terms

1 September 2016

Compliance statement

1                               This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2                               This statement gives a true and fair view of the matters disclosed.

Sign here:	.	Date: 31 January 2018
Managing Director and Chief Executive Officer

Print name:                                 Eric McCrady

Notes

1.                            The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity that wishes to disclose additional information is encouraged to do so, in a note or notes included in or attached to this report.

2.                            If this quarterly report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report. If this quarterly report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standards apply to this report.

3.                            Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

+ See chapter 19 for defined terms

1 September 2016